PGIM Investments LLC

655 Broad Street – 17th Floor
Newark, New Jersey 07102

March 1, 2018

The Board of Directors
Prudential Investment Portfolios, Inc. 14
655 Broad Street—17th Floor
Newark, New Jersey 07102

Re: Prudential Floating Rate Income Fund

To the Board of Directors:

PGIM Investments LLC (PGIM Investments) has contractually agreed, through June 30, 2019, to limit Total Annual Fund Operating Expenses after fee waivers and/or expense reimbursements to 0.95% of average daily net assets for Class A shares, 1.70% of average daily net assets for Class C shares, 0.70% of average daily net assets for Class Z shares, and 0.65% of average daily net assets for Class Q shares. This contractual waiver excludes interest, brokerage, taxes (such as income and foreign withholding taxes, stamp duty and deferred tax expenses), acquired fund fees and expenses, extraordinary expenses, and certain other Fund expenses such as dividend and interest expense and broker charges on short sales. Fees and/or expenses waived and/or reimbursed by PGIM Investments may be recouped by PGIM Investments within the same fiscal year during which such waiver and/or reimbursement is made if such recoupment can be realized without exceeding the expense limit in effect at the time of the recoupment for that fiscal year. This waiver may not be terminated prior to June 30, 2019 without the prior approval of the Fund’s Board of Directors.

Very truly yours,

PGIM INVESTMENTS LLC

By: /s/ Scott E. Benjamin
Name: Scott E. Benjamin
Title: Executive Vice President